UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1100-52380

CUSIP NUMBER 60477P102

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form l0-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MISCOR Group, LTD.
Full Name of Registrant

Former Name if Applicable

1125 South Walnut Street
Address of Principal Executive Office (Street and Number)

South Bend, Indiana 46619
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the events described below, MISCOR Group, Ltd. (the “Company”) is unable to complete the financial statements and other disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 within the prescribed time period without unreasonable effort and expense.

Based upon recently-completed financial results for the fiscal year ended December 31, 2009, the Company is in default with respect to the Minimum Book Net Worth covenant in the Credit and Security Agreement dated January 14, 2008, as amended, by and among the Company and its subsidiaries (the “Borrowers”) and its senior secured lender, Wells Fargo Business Credit, a division of Wells Fargo Bank, National Association (the “Lender”) (the “Credit Agreement”).  As of April 1, 2010, the Lender has not given an official notice of default and acceleration pursuant to the terms of the Credit Agreement.

The Company is in discussions with the Lender to seek an amendment to the Credit Agreement to waive the default.  If the Company is unable to obtain such a waiver on acceptable terms, management anticipates that the report of the Company’s independent registered public accounting firm on the Company’s 2009 consolidated financial statements likely will contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern. Because of management’s time devoted to these discussions and the uncertainty and range of potential outcomes of these and other discussions, coupled with certain delays associated with its recent transition to its new independent registered public accounting firm, the Company is unable to complete the financial statements and other disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 within the prescribed time period without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James M. Lewis	(574) 234-8131
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes       ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

Management anticipates a net loss of approximately $20.5 million for the year ended December 31, 2009, which will be a significant change from the net loss of approximately $1.5 million realized for the year ended December 31, 2008.

MISCOR Group, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2010	By	/s/ John A. Martell
John A. Martell
President and Chief Executive Officer